For period ending   May 31, 2013  Exhibit 77D

File number 811-6475

Strategic Global Income Fund, Inc.

 During the reporting period, the registrant announced changes to certain non-fundamental investment policies, effective March 1, 2013.  Provided below is an excerpt from another disclosure document describing the investment policy changes:

Changes to the Fund's non-fundamental investment policies

Based upon a recommendation made by UBS Global AM, the Board of Directors of the Fund approved certain changes to the Fund's non-fundamental investment policies which will become effective on March 1, 2013. These changes are described below.

Change to non-fundamental investment policies regarding below investment grade securities. The Fund invests in a wide range of US and non-US debt securities. Currently, the Fund has the following three non-fundamental investment policies relating to below investment grade securities: (1) the Fund normally invests at least 65% of its total assets in securities that, at the time of purchase, are rated at least BBB/Baa by Standard & Poor's, a division of The McGraw Hill Companies, Inc. ("S&P"), Moody's Investors Service, Inc. ("Moody's"), or Fitch Ratings ("Fitch") or, if not rated, are deemed by UBS Global AM to be of the equivalent credit quality; (2) the Fund may invest up to 35% of its total assets in fixed income securities of US and foreign issuers that are rated below BBB/Baa by S&P or Moody's, or Fitch or, if not rated, are deemed by UBS Global AM to be of the equivalent credit quality; and (3) the Fund will invest less than 50% of its total assets in securities that are rated BBB/Baa and lower by S&P or Moody's, or Fitch or, if not rated, are deemed by UBS Global AM to be of the equivalent credit quality.

To simplify its investment policies, to provide more investment flexibility and to allow increased investment in higher yielding assets, effective March 1, 2013, the above three policies have been replaced with a single non-fundamental investment policy requiring the Fund to normally invest at least 50% of its total assets in securities rated, at the time of purchase, at least BBB-/Baa3 by S&P, Moody's or Fitch or, if not rated, deemed by UBS Global AM to be of the equivalent credit quality.

Expansion of non-fundamental policy regarding mortgage-backed securities. The Fund currently may invest up to 20% of its total assets in mortgage-backed securities, such as those issued by the Government National Mortgage Association, the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation or certain foreign issuers.

Upon UBS Global AM's recommendation, the Board has approved a change to this policy, effective March 1, 2013, that expands the Fund's investments in mortgage-backed securities from 20% to 40% of its total assets, including residential and commercial mortgage-backed securities (both government agency issued and privately issued). UBS Global AM believes that these changes reflect developments that have occurred in the fixed income markets generally, and in the mortgage-backed securities market over the past decade.

Although the aforementioned changes to the Fund's non-fundamental investment policies are anticipated to increase the Fund's net investment income through increased investment in higher yielding assets, the changes have certain associated risks, including possibly elevated volatility, higher drawdown and potentially weaker total returns when risk assets underperform.

(N.B. The above referenced other disclosure document also contains sections entitled "Update regarding the use of derivatives by the Fund" and "Use of leverage through investment in dollar roll transactions".  Given that those other items do not relate to changing an investment policy, the related description is not repeated here but is available in the Fund's prior semi-annual report.)

Strategic Global Income Fund